

LEAD

PEOPLE ANALYTICS FOR MENTORSHIP & RETENTION



A mentorship platform that understands the people in your organization.



$550 Billion lost due to poor leadership ability.
-Forbes

51% of workers are looking to leave their jobs.
-Gallup

75% of the reasons people quit come down to their managers.
-Gallup

Managers do not have the data and tools to retain talent.

Modern Mentoring Is The Key To Retaining Millennials.
-Forbes

If you're not helping people develop, you're not management material.
-Harvard Business Review

Those intending to stay with their organization for more than five years are twice as likely to have a mentor. (68 percent) than not (32 percent)
-Deloitte

LEAD

The most important insights about company culture revealed during mentorship interactions.

- Anonymous reporting shows data down to the team level
- Collect personality profiles that improve with use
- Gauge overall sentiment of an organization by analyzing language
- Identify problems staff is experiencing
- Aggregate key information used to succeed
- Track cognitive diversity, growth, and retention with clean data and surveys



Conference
Disrupt
Breadcrumb
Tooltip
Music
Filters
Tomorrow meeting
Break Policy
Map
Water Cooler
Harassment
Toggle Buttons
Forms
Information Cards
Check boxes
Accordions
Graphs
Pie Charts
New 401k Plan
7
Accounting
5
Service
9
Marketing
SUCCESS BY DEPARTMENT
Alert!
Flight risk detected in Engineering. 4 more employees may leave within the year.
Weekly Score
Event 1
Event 2
HAPPINESS SCORE
45
55
Schedule
Milestone 1
Data Mapping
Select and mapp it
Entity Mapping
Choose the name
Summery
Review and confirm
Messages
DIVERSITY BY DEPARTMENT
COMPANY MOTIVATION
Down
COMPANY ANXIETY
UP

How does LEAD work?



Individuals interact on our Product
Mentorship collaboration, goal setting, text chatting, personality profiles, anonymous reporting, deployed surveys with AI assistant.

Inputs text and behavioral data from available work applications

Anonymize data, ML & NLP Scans for HR issues



Reports HR initiatives at the team level

- Mentorship program insights
- Employee needs and wants
- Potential leaders
- Emotion and sentiment
- Legal risks
- Productivity
- Conflict

"I need to grow our HR department"
"The sales manager is a creep"
"Current promotion rounds were unfair"
"The office temperature is too warm"

Current Traction







1000 Users with a 10x matching rate and 2 paying companies

The Vault and Girls in Tech Phoenix are our paying customers.

1 signed MOU with public company

5 more organizations in the short term pipeline

$600K

Raised for current seed round

(not counting 310k raised for pre-seed)















THE GLOBE AND MAIL

NEWS PICKS

women in TECHNOLOGY

PHOENIX Business Journal

NHK Japan Broadcasting Corporation

BUSINESS INSIDER

LEAGUE OF EXTRAORDINARY WOMEN

Market Size

70% of Fortune 500 companies have mentorship programs - SAP

HR software market size is expected to exceed USD $10 Billion by 2022 - Society for HR Management

Global workforce management software market is projected to grow to $7,520 Million by 2021 - Technavio

Workforce Analytics Market Worth $1.87 Billion by 2025 | CAGR: 16.0% - Grand View Research, Inc

Emotion Analytics Market to Rake in Around US $25 Billion by 2023 with 17% CAGR - Reuters

Competitive Advantage



Focus on
the past

Automated
employee
survey

Executive
coaching

Typical SaaS
chatbot

Manual
mentorship
platform for HR

- Focus on the future by improving employee career trajectory.

- Cross-organization mentorship.

- Lifetime user value. User access doesn't depend on the company's payment status or one's job changes.

- Analysis of clean data Vs. survey data.

- Targeted mentorship suggestion.

- Anonymous reporting and interaction.

- Scheduling and goal setting.

- Increased access to deal flow, capital, and talent.

Free for individuals, low cost for companies

- Individuals influence company to adopt LEAD mentorship

- LEAD gains access to more data after we prove our ROI on mentorship data analysis

Mentorship Free



FREE

- Free App & Website Access

- Limited access to mentorship searching & management system

Mentorship Basic



$4.99 / Person

- Unlimited access to mentorship searching & management system

- Organization Internal Mentorship Program Insights

Mentorship + People Analytics



$8.99 / Person

- Internal mentorship program insights
- AI Assistant
- Anonymous reporting
- HCM (WorkDay etc), Slack, Task distribution channel (Jira, SalesForce) integration
- People analytics report based on the aggregated team data
- Industry benchmark on a team level

Leadership Team

Serial Entrepreneurs + 4 employees



Yumi Alyssa Kimura
Founder & CEO

Passionate serial entrepreneur since age 18. Former Country Manager at Meitu pre $5B IPO. Grew Meitu Japan user base to 20M, MAU by 60% and sales by 8X.



Peter Pakalski
Sales & Marketing Leader

Oversaw $30 million+ in personal acquisitions and exits. Experience as co-founder, venture capital EIR, and TechStars alum.



Nenad Milanovic
CTO

15 years engineering leadership experience. Founder of Clockify and Skipel (NLP), both with successful exits, including from one of the world's largest tech companies. 3 pending patents in NLP

LEAD

Partial List of Advisors



Beate Chelette

CEO @ The Growth Architect
Growth hacker



Piotr Feliks Grzywacz

Former Google Head of HR for
APAC



Kuniyoshi Mabuchi

Director of Facebook Japan



Alex Bowe

Ph.D., in data science, Expert in
ML/NLP, ML,



Eva Helén

Expert in employee retention &
diversity in Tech industry



Jeremy Glassenberg

Founder of Box's developer
platform, Product expert



Adam Traidman

CEO & Co-Founder @ Bread
($32M ICO), blockchain expert



Tom Kosnik

Ex-Adjunct Professor at Stanford
Engineering School



Jad Tarifi

Head of Google AI research on
deep learning models.
Ph.D., in data science, expert in AI
and neuroscience.

Road Map



End of Q4 2018

MVP 3.0

Pilot testing with organizations.

1. Anonymous reporting

2. Company dashboard

2019

Revenue

Year 1	$ 629,328

2021

Revenue

Year 3	$ 28,051,805

JULY 2018

MVP 2.0

Two paying MVP testing customers.

MVP features included:

1. Across organization/industry Mentorship matching

2. Basic Mentorship management dashboard

Start from Q1 2019

Product 1.0

Identify team culture, potential HR risks, mentorship program insights

1. Slack/Jira etc integration

2. Advanced company dashboard

2020

Revenue

Year 2	$ 7,599,471

LEAD

14

Investment & Use of Funds

- ✔ Completed first round 2017

- ✔ Raising $1M ($600K commitment)

- ✔ Exit is most likely a strategic partner in the HRM/HCM space such as SAP, Workday, or Oracle

- ✔ Build out reporting function and sales pipeline

Cushion
14.6%

IP & Patents (Unli...
0.6%

Operations
20.5%

Software and Equi...
3.0%

Sales and Marketi...
30.6%

Product Dev
30.6%

LEAD

yumi@lead.app 510.461.7392 (US) https://lead.app

Case Study

Customer Need Use Case
Problem: You hear this story every day. A tech firm can not increase employee diversity and retain its top talent because it is fighting the industry average turnover rate of 1.1 years. Replacing takes 42 days and costs 200% of a hires salary.

LEAD Solution: A LEAD mentorship program is set up that matches mentees with senior management and career coaches. It starts collecting team data. Guided support improves employee morale and provides a sense of growth and belonging.

LEAD looks over HCM, keywords, surveys, mentorship interactions, anonymous chatting, and more to show that female engineers are leaving at an accelerating rate (a common problem).

Women show negative sentiment towards a manager that constantly refers to them as "sweet heart" and is promoting male team members at a higher rate.

Keyword extraction and sentiment analysis shows "Low social responsibility" and "poor office temperature" are common phrases.

Executives place managers in a LEAD mentorship program that combats sexiest attitudes. Increased behavior training is instituted. The company begins hosting events that donate to local Girl Scout Troops.

Ladies feel a sense of community. They reach out to their friends to attract new hires.